SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
Exhibit 1.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

Exhibit 1.1
U.S.$4,000,000,000
EKSPORTFINANS ASA
Medium-Term Notes Due
From Nine Months to Thirty Years From Date of Issue
FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT
THIS AGREEMENT is made on December 21, 2005 BETWEEN:
(1)	EKSPORTFINANS ASA of Dronning Mauds gate 15, 0250 Oslo (the Issuer); and

(2)	The Agents listed on Annex A hereto (each an Agent, and collectively the Agents, each including any Agent acceding to this agreement by way of an Accession Letter, as defined in the Original Distribution Agreement).
WHEREAS:
(A)	The Issuer and the Agents entered into a Distribution Agreement dated June 2, 2004 (the Original Distribution Agreement) in respect of a U.S. Medium Term Note Program (the Program) pursuant to which the Issuer proposes to issue from time to time its Medium-Term Notes (collectively, the Notes).

(B)	This First Amendment to the Distribution Agreement is being entered into by the parties hereto for the purpose of amending certain provisions of the Original Distribution Agreement. The Original Distribution Agreement and this Agreement are together referred to as the Distribution Agreement.
IT IS HEREBY AGREED as follows:
1.	AMENDMENTS TO THE ORIGINAL DISTRIBUTION AGREEMENT

With effect from the date hereof, the Issuer and the Agents hereby agree to amend the Original Distribution Agreement as follows:

(A)	The following clauses are inserted as Section 1(a)(xiv), (xv), (xvi) and (xvii):

"(xiv) Issuer Free Writing Prospectuses. No order preventing or suspending the use of any “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act relating to the Notes (an Issuer Free Writing Prospectus) has been issued by the Commission. Each Issuer Free Writing Prospectus as of its date and, to the extent used after its date in connection with the offer and sale of the Notes, as amended or supplemented, as of the date of such amendment or supplement, will not include any information that conflicts with the information contained in the Registration Statement, including the Prospectus.

(xv) Disclosure Package. With respect to any sale of Notes, the base prospectus and prospectus supplement included in the Registration Statement (including any documents incorporated by reference therein), any applicable preliminary pricing supplement, any Issuer Free Writing Prospectus, any free writing prospectus listed in Schedule I to the applicable Terms Agreement and the Final Term Sheet (as defined below), taken together (the Disclosure Package), as of the Applicable Time (as defined below), did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished to the Company in writing by any Agent expressly for use therein.
(xvi) Well-Known Seasoned Issuer. At the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) makes any offer relating to the Notes in reliance on the exemption of Rule 163 under the 1933 Act, the Company will be a “well-known seasoned issuer” as defined in Rule 405 under the 1933 Act.

(xvii) Eligible Issuer. At the earliest time after the filing of the Registration Statement that the Company or another offering participant makes a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Notes, the Company will not be an “ineligible issuer” as defined in Rule 405 under the 1933 Act.”

(B)	The following Section 3A is inserted following Section 3:

“SECTION 3A. Use of Free Writing Prospectuses.

(a) The Company represents and agrees that it has not made and will not make any offer relating to a particular issuance of Notes that would constitute an Issuer Free Writing Prospectus without the prior consent of the applicable Agent(s) participating in such offering and that, with respect to any issue of Notes to be sold pursuant to a Terms Agreement, Schedule I to such Terms Agreement will be a complete list of any free writing prospectuses for which the Company has received such consent. The Company represents and agrees that it will treat each such free writing prospectus as an Issuer Free Writing Prospectus, and that it has complied and will comply with the applicable requirements of Rule 433 of the 1933 Act, including timely Commission filing where required, legending and record keeping.

The Company will give the applicable Agent(s) notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within the 48 hour period preceding the acceptance by the Company of an offer for the purchase of Notes. The Company will also give the applicable Agent(s) notice of its intention to make any such filing from the acceptance by the Company of an offer for the purchase of Notes to the Settlement Date and will furnish the applicable Agent(s) with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the applicable Agent(s) or counsel for the Agents object. Pursuant to Rule 433(d) of the 1933 Act, the Company will file a final term sheet (the Final Term Sheet) reflecting the final terms of an offering of Notes, in form and substance satisfactory to the applicable Agent(s), within the time required by such Rule; provided that the Company shall furnish the applicable Agent(s) with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the applicable Agent(s) or counsel for the Agents object.

(b) Each Agent covenants with the Company that it has not made and will not make any offer relating to the Notes that would constitute a “free writing prospectus” as defined in Rule 405 under the 1933 Act required to be filed with the Commission, without the prior consent of the Company; provided, however, that prior to the preparation of the Final Term Sheet in accordance with Section 3A(a), the Agents are authorized to use the information with respect to the final terms of the applicable Notes in communications conveying information relating to the applicable offering of Notes to investors. With respect to any issue of Notes to be sold pursuant to a Terms Agreement, Schedule I to such Terms Agreement will be a complete list of such free writing prospectuses for which the applicable Agent(s) has received such consent. Each Agent further agrees that any free writing prospectus that it uses or distributes will not include any information that conflicts with the information contained in the Registration Statement, including the Prospectus and will contain the legend required by Rule 433(c)(2) under the 1933 Act.
(c) If at any time following the issuance of an Issuer Free Writing Prospectus, there occurs an event or development as a result of which such Issuer Free Writing Prospectus includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company will notify the Agent(s) promptly so that such Issuer Free Writing Prospectus may be amended or supplemented or may cease to be used in connection with the offer and sale of the Notes.”

(C)	Section 5(a)(1)(xii) is amended by adding the following italicized, underlined words:

"(xii) The Registration Statement (except as to financial statements included therein as to which such counsel need not express an opinion) complies as to form in all material respects with the requirements of the 1933 Act, and the 1939 Act and the rules and regulations of the Commission thereunder, and such counsel has no reason to believe that the Registration Statement (except as aforesaid) at the time it became effective and as of the date of the Terms Agreement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or that the Prospectus, as amended or supplemented (except as aforesaid) as of its date and at the date hereof contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or that the Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;”

(D)	Section 6(a) is amended by adding the following italicized, underlined words:

"(a) Reaffirmation of Representations and Warranties. Each acceptance by the Company of an offer for the purchase of Notes, and each sale of Notes to an Agent pursuant to a Terms Agreement, shall be deemed to be an affirmation that the representations and warranties of the Company contained in this Agreement and in any certificate theretofore delivered to an Agent pursuant hereto are true and correct at the time of such acceptance or sale, as the case may be, as well as at the time and date that is specified in such Terms Agreement as the “Applicable Time” (the Applicable Time), and an undertaking that such representations and warranties will be true and correct at the time of delivery to the purchaser or his agent, or to any Agent, of the Note or Notes relating to such acceptance or sale, as the case may be, as though made at and as of each such time (and it is understood that such representations and warranties shall relate to the Registration Statement, the Prospectus as amended and supplemented to each such time (including any applicable preliminary pricing supplement) and the Disclosure Package);”

(E)	Section 7(a)(i) is amended by adding the following italicized, underlined words:

"(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to which such Agent may become subject, under the 1933 Act or otherwise, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or arising out of the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto) or the Disclosure Package or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such untrue statement or omission or such alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or the Disclosure Package;”
(F)	Section 7(b) is amended by adding the following italicized, underlined words:

"(b) Indemnification of the Company. Each Agent severally and not jointly agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or the Prospectus (or any amendment or supplement thereto) or the Disclosure Package in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or the Disclosure Package.”

2.	REPEAT OF REPRESENTATIONS AND WARRANTIES

As of the date of this Agreement, the Company hereby repeats the representations and warranties included in Section 1(a) of the Distribution Agreement, as amended.

3.	INCORPORATION OF THE FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT

The provisions of the Original Distribution Agreement as varied and supplemented by this Agreement shall, so far as the context permits and insofar as such provisions are not inconsistent herewith, apply in respect of Notes issued under the Program as fully as if they had been set out herein and references in the Original Distribution Agreement to “this Agreement” shall be deemed to be references to the Original Distribution Agreement as amended by this Agreement. Terms used, but not defined, in this Agreement, shall have the meanings given to them in the Original Distribution Agreement.

4.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

(A)	The Company represents and warrants that this Agreement has been duly authorized, executed and delivered and constitutes a valid and binding agreement of the Company.

(B)	This Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York.

(C)	In relation to any legal action or proceedings arising out of or in connection with this Agreement (Proceedings) each party irrevocably submits to the jurisdiction of the courts of the State of New York and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any court of competent jurisdiction preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).
(D)	The Issuer appoints Innovation Norway (whose offices are at the date of this Agreement at 800 Third Avenue, 23rd Floor, New York, New York 10022), or such other person as the Trustee may from time to time approve, as its authorized agent for service of process in the City of New York. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

IN WITNESS WHEREOF the parties to this Agreement have executed this Agreement as of the date first above written.
EKSPORTFINANS ASA

By		By

	Name:		Name:
	Title:		Title:
CONFIRMED AND ACCEPTED, as of the date first above written:
ABN AMRO Bank N.V.

By

Title:
Banc of America Securities LLC

By

Title:
Barclays Bank PLC

By

Title:
BNP Paribas Securities Corp.

By

Title:
Citigroup Global Markets Inc.

By

Title:
Credit Suisse First Boston (Europe) Limited

By

Title:
Credit Suisse First Boston LLC

By

Title:
Deutsche Bank AG London

By

Title:

Deutsche Bank Securities Inc.

By

Title:
Dresdner Bank AG London Branch

By

Title:
Goldman, Sachs & Co.

By

Title:
Goldman Sachs International

By

Title:
J.P. Morgan Securities Ltd.

By

Title:
Lehman Brothers Inc.

By

Title:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

By

Title:
Mitsubishi UFJ Securities International plc

By

Title:
Mizuho International plc

By

Title:
Morgan Stanley & Co. Incorporated

By

Title:

Morgan Stanley & Co. International Limited

By

Title:
Nomura International plc

By

Title:
Nomura Securities International, Inc.

By

Title:
Nordea Bank Danmark A/S

By

Title:
The Toronto-Dominion Bank

By

Title:
UBS Limited

By

Title:

ANNEX A
ABN AMRO Bank N.V.
Banc of America Securities LLC
Barclays Bank PLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse First Boston (Europe) Limited
Credit Suisse First Boston LLC
Deutsche Bank AG London
Deutsche Bank Securities Inc.
Dresdner Bank AG London Branch
Goldman, Sachs & Co.
Goldman Sachs International
J.P. Morgan Securities Ltd.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities International plc
Mizuho International plc
Morgan Stanley & Co. Incorporated
Morgan Stanley & Co. International Limited
Nomura International plc
Nomura Securities International, Inc.
Nordea Bank Danmark A/S
The Toronto-Dominion Bank
UBS Limited